Exhibit 4.1

AMENDMENT NO. 2 TO

TAX BENEFIT PRESERVATION PLAN

This Amendment No. 2 to Tax Benefit Preservation Plan (this “Amendment”) is dated as of November 8, 2026 (the “Effective Date”), and amends that certain Tax Benefit Preservation Plan, dated as of August 14, 2025, as amended by Amendment No. 1 to Tax Benefit Preservation Plan, dated as of August 13, 2026 (collectively, the “Plan”), by and between Heron Therapeutics, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”). Capitalized terms used in this Amendment and not otherwise defined have the meanings given to them in the Plan.

RECITALS

A.
The Company previously entered into the Plan.
B.
In accordance with Section 26 of the Plan, for so long as the Rights are redeemable, the Company may, in its sole and absolute discretion, supplement or amend the Plan in any respect without the approval of any holders of Rights or Common Stock, and the Rights Agent must, if the Company so directs, execute such supplement or amendment, subject to Section 26 of the Plan.
C.
The Rights are currently redeemable, and no person is an Acquiring Person.
D.
The Company wishes to amend certain terms in the Plan.
E.
The Company has delivered to the Rights Agent a certificate stating that this Amendment complies with Section 26 of the Plan.
F.
The Rights Agent is directed to join in this Amendment.

AGREEMENT

The parties hereto therefore agree as follows:

Section 1. Amendment of the Plan.

The second sentence of Section 1.1 of the Plan is hereby amended and restated in its entirety as follows:

“Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as a result of (i) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 4.99% or more of the Common Stock then outstanding, provided, however, that if a Person shall become the Beneficial Owner of 4.99% or more of the Common Stock then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an “Acquiring Person” unless, upon becoming the Beneficial Owner of such additional Common Stock, such Person does not Beneficially Own 4.99% or more of the Common Stock then outstanding, (ii) the acquisition of Common Stock upon the exercise of any options, warrants or other rights, or upon the initial grant or vesting of restricted stock, in each case, granted by the Company to its directors or officers, (iii) the acquisition of Common Stock upon the issuance, or exercise of any options, warrants or other rights, or upon the conversion of convertible notes, convertible preferred stock, or other convertible securities, pursuant to agreements or transactions entered into and executed by the Company prior to the date of the Plan, or (iv) an agreement executed by the Company and approved by the Board, prior to such Person becoming an Acquiring Person, expressly for purposes of this clause (iv), pursuant to which a Person has the right to acquire, vote or dispose, or to direct the voting or the disposition of, or otherwise Beneficially Own, Common Stock, notwithstanding of Section 1.3.2 of this Plan.”

Clause (iii) of Section 7.1 of the Plan is hereby amended and restated in its entirety as follows:

“(iii) the time at which the Board approves the termination of this Plan and the Rights in connection with the closing of any merger, acquisition or other transaction involving the Company pursuant to an agreement of the type described in Section 13.3, at which time the Rights are deemed terminated,”.

Section 13.3 of the Plan is hereby amended and restated in its entirety as follows:

“13.3. Approved Transactions. Notwithstanding anything contained herein to the contrary, upon the consummation of any merger, acquisition, or other transaction of the type described in clause (A), (B) or (C) of Section 13.1 involving the Company pursuant to an agreement in connection with a merger, acquisition or other transaction between the Company and any Person, which agreement has been approved by the Board prior to any Person becoming an Acquiring Person, this Plan and the rights of holders of Rights hereunder shall be terminated in accordance with Section 7.1 only if the Board approves such termination, and absent such approval, this Plan shall continue in full force and effect following such consummation.”

Section 2. No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Plan and the exhibits thereto remain in full force and effect in all respects without any modification. This Amendment will be deemed an amendment to the Plan and will become effective on the Effective Date. In the event of a conflict or inconsistency between this Amendment, on the one hand, and the Plan and the exhibits thereto, on the other hand, the provisions of this Amendment will govern.

Section 3. Further Assurances. Each of the parties hereto will reasonably cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Amendment, the Plan and the transactions contemplated hereunder and thereunder.

Section 4. Miscellaneous. Section 26, Section 32, Section 33 and Section 34 of the Plan apply to this Amendment, mutatis mutandis.

[Signature page follows.]

The parties hereto are signing this Amendment on the Effective Date.

HERON THERAPEUTICS, INC.

By:	/s/ Craig Collard
Name: Craig Collard
Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Patrick Hayes
Name: Patrick Hayes
Title: Senior Vice President, Client Management